

Mail Stop 4561

October 11, 2016

Wouter A. Fouche
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, TX 75234

    Re: **UPAY, Inc.**
          Amendment No. 2 to Registration Statement on Form S-1
          Filed August 11, 2016
          File No. 333-212447

Dear Mr. Fouche:

      Our preliminary review of your registration statement indicates that it fails to include an updated consent from your independent accountant. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct this deficiency. As you prepare your amended document, please be aware of the financial statement updating requirements of Rule 8-08 of Regulation S-X.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                        Sincerely,

                        /s/ Katherine Wray

                        Katherine Wray
                        Attorney-Adviser
                        Office of Information Technologies
                        and Services